WORLD TREE

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2023 Impact Crowdfunder of the Year!

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IMPACT
CROWDFUNDER
OF THE
YEAR!
worldtree
awarded by the Super Crowd Inc.

worldtree.eco Manhattan Beach CA

Female Founder | Consumer Goods | Retail | B2C | Manufacturing

OVERVIEW DETAILS UPDATES 77 WHAT PEOPLE SAY 348 ASK A QUESTION 547

Highlights

1. Largest grower of Empress trees in North and Latin America
2. Revenue sharing model with investors, with targeted 4x return
3. 6,000 acres of our super-fast growing trees already planted
4. Innovative new wood, Empress Splendor, known as the 'aluminum of lumber'
5. Awarded 2023 Impact Crowdfunder of the year (SuperCrowd)
6. A “deal to watch” according to Kingscrowd
7. Addresses 7 of the UN’s Sustainable Development Goals

Our Team



Doug Willmore Chief Executive Officer

CEO for 4 years, leading our expansion of regenerative farming and biodiversity focused projects. 25+ years of leadership in public and private sectors, has a track record of successful exits and has managed 4,000+ employees, $800M in annual revenues.



Dr Cathy Key President & Chief Business Development Officer

Creator of the Eco-Tree Program, she has grown the program from 0 to over 300 farms during her 8 years with World Tree. A PhD in Anthropology, she excels in cooperative business models for people and nature.



Drake Swezey Chief Operating Officer

An operations expert, Drake fosters integrity in our sustainable growth. He blends farming and business acumen, emphasizing relationships. An outdoors enthusiast he advocates for regenerative agroforestry, with a desire to make a lasting positive impact.



Wendy Burton Founder & Co-Chair of World Tree

The visionary founder of World Tree and Co-Creator of The Eco-Tree Program that fell in love with a tree. Wendy envisions a world where people collaborate for the good of the planet and thrive together - not as individuals.



Deborah Cullen Chief Financial Officer & CAO

Deborah has more than 30 years of experience as a finance executive and as an accounting and audit professional. She has managed annual budgets exceeding $500M.



Cultivo Paulownia Manager of Latin America

Mariana Alfaro has 8 years experience growing Empress Trees and oversees the Costa Rica operations. She has met every single one of the 50+ Costa Rican farmers our program, and was instrumental in bringing World Tree's programs to Guatemala and Mexico.



John Jack Matson Director of Lumber

Pioneered the US Paulownia market, securing manufacturer agreements for sustainable building and product development. With 30+ years in hardwood lumber, he's a 9th-Gen lumberman who's driven $500M+ in sales and innovated hardwood products.

Why, hello...


2023 ECO-TREE PROGRAM
WE ARE WORLD TREE
FOR PEOPLE, PURPOSE AND PROFIT
We have planted 6,000 acres of trees with over 300 farmers in 5 countries.

We are a for-profit-for-good company that is set to revolutionize the impact investment and agroforestry landscape. Female-founded and eco-focused, we plant fast-growing trees on managed farmland in North and Latin America. We have planted 6,000 acres with over 300

farmers in 5 countries – and like our trees, we just keep growing!

2023 ECO-TREE PROGRAM

WHY INVEST IN TREES?

PROTECT | RESTORE | DRAWDOWN

Timber has outperformed the stock market for the last 100 years and has risen in value at a rate 3% higher than inflation for the last 90 years.



Source: https://investmentu.com/timber-investing/#:~:text=The%20fact%20is%20that%20timberland,11%25%20for%20the%25S%26P%20500

The world needs more trees. Protecting our forests, restoring the soil and drawing down carbon are critical for the future of life on earth. But, did you know that trees are also an interesting investment opportunity?

Large scale investors such as pension funds have put billions into timber over the last 30 years. Why? Because for them timber is a way to diversify their portfolios with an asset that is not tightly bound to the stock markets.

"Timber is the only low-risk, high-return asset class in existence. People are not familiar with it." -Jeremy Grantham, Billionaire Timber Investor

2023 ECO-TREE PROGRAM

TREES TAKE A LONG TIME TO GROW

THE PROBLEM

Lumber markets are expected to quadruple by 2050 and we are not growing trees fast enough to keep up with demand.



Source: https://woodcentral.com.au/demand-for-timber-to-increase-fourfold-by-2050-where-is-the-wood/#:~:text=%E2%80%9CTimber%20demand%20will%20quadruple%20over,presents%20a%20lot%20of%20challenges.%E2%80%9D&text=For%20additional%20reading%2C%20please%20visit,report%20on%20future%20Wood%20Supply

Our product is older than human civilization: wood. But this resource we've depended on for millennia is in trouble. Our natural forests have taken thousands of years to grow and flourish and are being cut down at an unsustainable rate. This includes irreplaceable native temperate, tropical and boreal forests, and the earth's largest terrestrial carbon sinks.

With market demand expected to quadruple in 2050, this trajectory is only likely to get worse. Climate change is only making things worse, and many of our most loved trees are close to extinction. This includes cedar, redwood, birch and ash.

We need more trees, we need them fast, and we need to plant them in a way that is both economically and environmentally beneficial.

"Someone is sitting in the shade today because someone planted a tree a long time ago." – Warren Buffet

INTRODUCING THE FASTEST GROWING TREE IN THE WORLD

GIVER OF LIFE


10 YEARS
2 YEARS
1 YEAR
6 MONTHS
PLANTING

Meet the Empress Splendor! An extremely fast-growing hardwood tree. Reaching maturity in around 10 years, the Empress is one of the fastest growing trees in the world.

INVESTOR PERK

Join us on a farm in either the US or Costa Rica and enjoy an Empress Splendor experience

She's a natural beauty (non-GMO), a real fighter (fire resistant and grows back after harvest), and a good neighbor (replenishes soil and non-invasive). To top it off, she sequesters massive amounts of carbon using a super-powerful form of photosynthesis.

In the images above note the 10 year growth journey of the Empress Splendor.

THE ECO-TREE PROGRAM

OUR INNOVATIVE OFFER


Investors
Provide the funding
receive 25% of profit
Farmers
Provide land and labor
receive 50% of profit
World Tree
Provide training and expertise
receive 25% of profit

We believe that to really make a difference in reversing climate change it is important to align economic and environmental incentives.

This is where your participation with World Tree and its farmers can make a difference.

Every year, World Tree brings in a group of investors and plants Empress trees on their behalf with vetted farmers. The farmers provide the land and labor to grow the trees, we provide the training and management expertise, and investors provide the funding. Every $4,000 invested funds one acre of these incredible trees.

Once the trees reach maturity (8-12 years), we harvest the trees and sell the lumber. We then distribute 25% of the profits to our valued investors, 50% to the diligent farmers who manage the trees, and we retain the remaining 25%.


2023 ECO-TREE PROGRAM
QUALITY HARDWOOD IN 10 YEARS
FARM TO TABLE CARBON CAPTURE
Uses include furniture, cabinets, veneers, surfboards, musical instruments, sailboats and tiny homes.
$180B MARKET

Empress lumber is a beautiful blonde, straight-grained hardwood. Stronger than balsa and almost as light, Empress is known as the "aluminum of lumber" due to its high strength-to-weight ratio.

It is water and rot resistant, does not warp and takes a stain easily.

This versatile wood can be used for furniture, window blinds, veneers, musical instruments, and surfboards and other aquatic applications. Architects have even begun using it in green buildings as a finishing wood due to its high insulating qualities.

We are targeting a $180B North American market for high-end products with with long-life spans to maximize the time the carbon is stored.

Our customer pipeline includes known-brand guitar manufacturers, bed builders, interior designers and boat builders.


2023 ECO-TREE PROGRAM
BUILDING THE MARKET
FROM THE GROUND UP
To date we've engaged with 91 customers, sent 39 sample kits, are in negotiation with 22 companies and closed 11 deals.
worldtree

Our vision is to establish Empress as the premier choice for lightweight, durable, and environmentally sustainable wood. Our strategy for market expansion revolves around cultivating relationships with renowned designers and architects who create visually captivating, magazine-worthy projects. Simultaneously, we seek to forge strategic partnerships with smaller manufacturers in the industry.

Rather than waiting for our Eco-Tree farms to reach maturity, we've taken a proactive approach to bolstering our supply by sourcing wood from independent tree farms. This strategy ensures a

robust and consistent supply of Empress wood for our clients.

At the helm of our Lumber Division is Jack Matson, who has over three decades of experience in the industry, having successfully marketed lumber in more than 26 countries. Under his leadership, we've designed a sales process that includes an extensive testing and sampling phase, which has yielded remarkable findings:

- A leading bed manufacturer confirmed the exceptional fire resistance of Empress wood.
- A prominent furniture manufacturer discovered that the wood's lightweight nature translates into substantial annual savings on shipping costs.
- A renowned guitar maker has attested to Empress wood's outstanding acoustic properties.
- Expert boat builders found that Empress wood surpasses all others in terms of water resistance, enhancing the durability of their products.

As our customer orders grow, we are collecting invaluable data regarding our price positioning. To date, our average sales price is a little higher than our projected $5.89/bf, reflecting the competitive advantage of our product in the market.

One of our notable achievements includes the successful harvesting of Empress wood from the farm of former President Jimmy Carter in Georgia. This exceptional wood was used to craft a diverse range of musical instruments and was selected by Voila! Creative Studios for a striking installation at the SEC building in New York.


2023 ECO-TREE PROGRAM
A TRULY SUSTAINABLE SOLUTION TO THE LUMBER CRISIS
HARVEST | REGROW | REPEAT
Empress will produce four harvests, in the time it takes cedar to produce one.

Perhaps the most impressive property of the Empress Splendor is its ability to regenerate.

After harvest, the tree regenerates from the stump – without replanting. This ability of the tree to replace itself means that the Empress can produce 4 harvests of lumber, in the time it takes cedar to produce one.

Empress is a truly sustainable, self-renewing source of timber for generations to come.


2023 ECO-TREE PROGRAM
PROJECTED RETURN ON INVESTMENT
PURPOSEFUL POTENTIAL
POTENTIAL ROI
$18,000
$13,500
$9,000
$4,500
$5,500
$11,000
$16,500
This graph shows the potential return on a


25%
50%
75%
TREE SURVIVAL
based on tree survival.

This chart contains forward projections that cannot be guaranteed.

How much money can you make? Returns depend on the volume and quality of lumber produced and we expect our farms to produce a mix of low, medium, and high-grade lumber. Currently World Tree is selling lumber for an average price of $5.89/bf.

The graph above shows the potential return on a $4,000 investment based on tree survival factoring in our current projections of 200 board feet per tree and a net selling price of $4.00/BF.

INVESTOR PERK

1 acre = a personal Impact certifcate showing the direct impact your investment has on the planet

We target 75% survival and if we outperform our targets, it could produce investor returns of $20k per acre or more. These numbers include the anticipated costs of managing the farms and harvesting the lumber. However, these are only projections and actual results may vary.

Any profits will be distributed when the trees mature and are harvested in 8-12 years.


2023 ECO-TREE PROGRAM
CANADA
USA
MEXICO
GUATEMALA
COSTA RICA
RISK MANAGEMENT
SPREAD THE WEALTH
Trees are planted across hundreds of farms, many thousands of miles apart.

Crop failure is a significant risk factor. For instance, a farm may fail due to severe weather or because a farmer is unable to care for the trees. Here are some of the things we do to mitigate this risk:

1) Trees are planted across dozens of farms, many thousands of miles apart. Investors share in any profits from all the farms in this vintage. If anything should happen to one stand of trees, it does not have a significant impact on the overall return.

2) The trees are most vulnerable in the first two years. If farmers experience loss during this initial period, we provide replacement trees in order to ensure crops reach their full profitability potential.

3) World Tree visits the farms, trains the farmers and monitors and tracks the entire program.

All investments carry uncertainty, and we advise you to read our Offering Statement on Form C in its entirety so you can fully understand both the potential risks and rewards with this investment.


2023 ECO-TREE PROGRAM
REGENERATIVE AGRICULTURE

GROWING THE GOOD

Planted with food crops such as corn, plantains, melons, and watermelons. Farmers graze their cattle among the trees, while others have engaged in beekeeping.



JG

Biodiversity, soil health and ecosystem resilience – these are at the heart of World Tree's mission. To achieve these goals, we focus on the use of regenerative agriculture on our tree farms.

In partnership with the Soil Health Academy, we train our farmers in regenerative techniques such as low-till, reduced chemicals, use of cover-crops and intercropping.

Empress trees can be planted with food crops such as corn, plantains, melons, and watermelons. Some of our farmers graze their cattle among the trees, while others have engaged in beekeeping. This allows growers to generate multiple income streams on a diverse farming system that strengthens the local environment.

2023 ECO-TREE PROGRAM

RESTORING THE LUNGS OF MOTHER EARTH

ONE ACRE OF TREES CAN:

Absorb 450-900 tons of carbon over 30 years

Support a farmer with a new revenue source

Produce 100 jars of honey per year

Offset your carbon footprint for the next decade

Produce up to 22,000 board feet of lumber as an alternative to old growth hardwoods

Deposit over 100kg of nitrogen into the soil every year

Drop 22,000 lbs of leaves to the ground each year



Planting trees is one of the most effective methods to offset your carbon footprint. Empress trees, due to their fast growth rate, are carbon eating machines. They absorb so much carbon that just one acre of trees planted will offset your carbon footprint for the next decade.

The benefits don't stop with carbon:

- The leaves of Empress trees absorb nitrogen and provide nutrient-rich organic matter that restores the soil.
- The flowers are high in nectar and pollen and support pollinators such as bees.
- The trees provide much-needed shade to other crops and cattle, to produce vibrant, healthy and diverse farming systems.

Investors should note that they are investing in a subsidiary called World Tree USA, LLC. From time to time World Tree USA, LLC may lend funds to it's parent company World Tree Technologies, Inc. Investors in this offering will not be unitholders in the parent company, and will have little to no say in it's operation or funding. As a parent company, World Tree Technologies, Inc will have broad discretion in the use of funds of it's subsidiary, as outlined in the Operating Agreement. For those reasons, investing in a subsidiary like World Tree USA, LLC may be considered riskier than similar investments in a parent company.


2023 ECO-TREE PROGRAM
INVEST IN OUR 2023 ETP VINTAGE
ELEVATE | EDUCATE | INNOVATE
"It's okay to be a tree hugger. It's even better to make a profit while you're doing it."
- KingsCrowd

By investing in the Eco-Tree Program, you're not just a supporter of environmental regeneration - you have become a part of the solution. Together, we can begin to protect natural ecosystems, preserve the biodiversity of the land, and introduce a sustainable hardwood lumber alternative to safeguard our planet's forests.

We invite you to join our 2023 vintage of investors and farmers.

As Kingscrowd aptly puts it, "It's okay to be a tree hugger. It's even better to make a profit while you're doing it."